China Yuchai Announces Issuance of Ultra Short-Term Bonds
by Key Subsidiary

Singapore, Singapore – April 14, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its key subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) further to the receipt of approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated unsecured ultra short-term bonds not exceeding 270 days amounting to RMB 2 billion (“Bonds”) had, on April 8, 2015 issued the first tranche of the Bonds amounting to RMB 400 million. The par value and issue price of each Bond is RMB 100. The maturity date of the first tranche of the Bonds is May 9, 2015.

The first tranche of the Bonds will bear a fixed annual interest rate of 4.9%. Subscription to and trading of the Bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market. The lead underwriter and bookrunner for the Bonds is the China Development Bank.

The proceeds from the issuance of the Bonds are to be used by GYMCL for working capital purposes and repayment of loans. GYMCL decided on the Bonds issue as it is a cost effective option of raising capital in the current monetary market. China’s benchmark one-year lending rate is currently at 5.35% and the prevailing discount rate for bank bills is higher than the fixed annual interest rate of the Bonds.

GYMCL will continue to review its financing strategy according to changes in China’s economic environment and monetary policy.

This press release does not constitute an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to register any portion of the Bonds issue referred to above in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that can be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com